SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of May, 2004

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A.

CORPORATE TAXPAYERS ENROLLMENT N. 33,700,394/0001-40

REGISTRY OF COMMERCE ENROLLMENT No. 35.300.102.771

PUBLICLY-HELD COMPANY

SUMMARY MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A., HELD ON APRIL 30, 2004.

VENUE AND TIME:	Av. Eusébio Matoso, 891, in the city of São Paulo, State of São Paulo, at 12:00 p.m.

CHAIRMAN:	Gabriel Jorge Ferreira

QUORUM:	More than the majority of the elected members.

DELIBERATIONS UNANIMOUSLY APPROVED:

1.

Chosen as Chairman of this Board of Directors Mr. PEDRO SAMPAIO MALAN, Brazilian citizen, economist, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 4th floor, bearer of Identity Card RG N. 160.639 – Aeronautic Ministry (“Ministério da Aeronáutica”) and enrolled with Individual Taxpayers’ Enrollment (“Cadastro da Pessoa Física” – “CPF”) under N. 028.897.227-91, and as Vice-Chairman Mr. PEDRO MOREIRA SALLES, Brazilian citizen, married, banker, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 4th floor, bearer of Identity Card RG N. 19.979.952-SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 551.222.567-72.

2.

Chosen as Chairman of the Audit Committee Mr. GABRIEL JORGE FERREIRA, Brazilian citizen, married, lawyer, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 4th floor, bearer of Identity Card N. 20.829-OAB-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 008.118.588-04.

3.

Elected to the Board of Officers, with term until the investiture of the members to be elected by the Board of Directors in a meeting to be held until April 30, 2005, Messrs.: 1. EXECUTIVE PRESIDENT: Elected: PEDRO MOREIRA SALLES, Brazilian citizen, married, banker, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 4th floor, bearer of Identity Card RG N. 19,979,952-SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 551,222,567-72; 2. EXECUTIVE PRESIDENT – RETAIL BANKING GROUP: Reelected: JOAQUIM FRANCISCO DE CASTRO NETO, Brazilian citizen, married, businessman, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 4th floor, bearer of Identity Card RG N. 3.343.795/SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 026,491,797-91; 3. EXECUTIVE VICE PRESIDENT: 3.1. Elected: JOÃO DIONÍSIO AMOÊDO, Brazilian citizen, married, engineer, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 4th floor, bearer of Identity Card RG N. 4.442.051/IFP-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 706.192.447-20; 3.2. Elected: MARCIO DE ANDRADE SCHETTINI, Brazilian citizen, married, engineer, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 1.375, 12th floor, bearer of Identity Card RG N. 88-1-03244-2-CREA-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N.662.031.207-15; 4. VICE PRESIDENT: 4.1. Reelected: ADALBERTO DE MORAES SCHETTERT, Brazilian citizen, judicially separated, chemical engineer, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 4th floor, bearer of Identity Card RG N. 15,187,462/SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 113,556,700-04; 4.2. Reelected: CESAR AUGUSTO SIZENANDO SILVA, Brazilian citizen, married, economist, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 4th floor, bearer of Identity Card RG N. 28,771,000-2/SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 109,833,506-63; 4.3 Elected: GERALDO TRAVAGLIA FILHO, Brazilian citizen, married, businessman, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 4th floor, bearer of Identity Card RG N. 3,166,619/SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 573,620,338-34; 4.4 Elected: JOSÉ CASTRO ARAÚJO RUDGE, Brazilian citizen, married, insurance worker, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 1375, 8th floor, bearer of the Identity Card RG N. 14,209,727-SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 033,846,588-09; 5. EXECUTIVE OFFICER: 5.1. Reelected: ÁLVARO PORTINHO DE SÁ FREIRE, Brazilian citizen, married, economist, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 8th floor, bearer of Identity Card RG N. 2,583,165/IFP-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 128,055,137-20; 5.2. Reelected: ARMANDO ZARA POMPEU, Brazilian citizen, married, businessman, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 2nd floor, bearer of Identity Card RG N. 13,543,945/SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 049,881,818-71; 5.3. Elected: CELSO SCARAMUZZA, Brazilian citizen, married, businessman, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 4th floor, bearer of Identity Card RG N. 5.655.237-3-SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 680.415.518-15; 5.4. Elected: DANIEL LUIZ GLEIZER, Brazilian citizen, married, economist, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 4th floor, bearer of Identity Card RG N. 4,249,867-IFP-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 628,724,277-91; 5.5. Reelected: EDWIN RINDT, German citizen, married, bank worker, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 20th floor, bearer of Identity Card for Foreigners RNE N. V115157-E and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 174,506,468-03; 5.6. Reelected: ELIO BOCCIA, Brazilian citizen, married, economist, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 14th floor, bearer of Identity Card RG N. 2,873,329/SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 038,945,258-00; 5.7. Reelected: JOSÉ LUCAS FERREIRA DE MELO, Brazilian citizen, married, accountant, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 15th floor, bearer of the Identity Card RG N. 403,933/SSP-DF and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 117,307,901-78; 5.8. Reelected: KOJI YAMADA, Japanese citizen, married, economist, domiciled in the city of São Paulo, State of São Paulo, at Av. Paulista, 1.337, 15th floor, bearer of Identity Card for Foreigners RNE N. V319537-7-SE/DPMAF/DPF and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 227,687,018-40; 5.9 Elected: NEY FERRAZ DIAS, Brazilian citizen, married, businessman, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 1375, 8th floor, bearer of the Identity Card RG N. 05849175-4-IFP-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 813,465,577-72; 5.10 Reelected: ORESTES ALVES DE ALMEIDA PRADO, Brazilian citizen, married, businessman, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 8th floor, bearer of Identity Card RG N. 3,453,159-2/SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 271,787,148-91; 5.11. Reelected: OSIAS SANTANA DE BRITO, Brazilian citizen, married, bank worker, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 15th floor, bearer of Identity Card RG N. 16,269,909-8/SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 028,480,028-75; 5.12. Elected: ROBERTO LAMY, Brazilian citizen, married, engineer, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 1375, 12th floor, bearer of the Identity Card RG N. 6,715,293-SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 948.961.198-00; 5.13. Reelected: ROGÉRIO CARVALHO BRAGA, Brazilian citizen, married, lawyer, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 11th floor, bearer of Identity Card RG N. 8,130,174/SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 625,816,948-15; 5.14. Reelected: SERGIO ZAPPA, Brazilian citizen, married, economist, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 8th floor, bearer of the Identity Card RG N. 11,922,641/IFP-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 374,075,897-04; 5.15 Reelected: TIAGO JORGE ROCHA E SILVA MATHEUS DAS NEVES, Portuguese citizen, married, bank worker, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 18th floor, bearer of Identity Card for Foreigners RNE N. V182641-J and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 213,745,348-70; 5.16 Reelected: VALDERY FROTA DE ALBUQUERQUE, Brazilian citizen, married, economist, domiciled in the city of São Paulo, State of São Paulo, at Rua Boa Vista, 162, 7th floor, bearer of Identity Card RG N. 690.798-SSP-DF and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 309.825.371-15; 6. OFFICERS: 6.1. Reelected: ADHEMAR TOSHIMASSA KAJITA, Brazilian citizen, single, engineer, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 18th floor, bearer of Identity Card RG N. 10,265,083/SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 788,655.818-91; 6.2. Elected : ALFREDO ALTHEN SCHIAVO, Brazilian citizen, married, businessman, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 14th floor, bearer of Identity Card RG N. 9,822,620-SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 034,623,258-92; 6.3. Reelected: ANGELO CELSO SOUZA LIMA DE VASCONCELLOS, Brazilian citizen, judicially separated, businessman, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 8th floor, bearer of Identity Card RG N. 8,872,794/SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 055,139,366-15; 6.4. Reelected: ANTONIO CARLOS AZEVEDO, Brazilian citizen, married, bank worker, domiciled in the city of Campinas, State of São Paulo, at Rua General Osório, 1041, 5th floor, bearer of Identity Card RG N. 12,384,459/SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 015,671,788-39; 6.5. Reelected: ANTONIO CARLOS AZZI JUNIOR, Brazilian citizen, divorced, bank worker, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 2nd floor, bearer of the Identity Card RG N. 14,167,985/SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 049,319,098-84; 6.6. Reelected: ANTONIO FERNANDO CHECCHIA WEVER, Brazilian citizen, married, businessman, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 21st floor, bearer of the Identity Card RG N. 12,147,128-SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 086,579,608-42; 6.7. Reelected: ARTUR AMBRÓSIO GREGÓRIO, Brazilian citizen, married, bank worker, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 6th floor, bearer of the Identity Card RG N. 7,831,174-3-SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 812,724,808-87; 6.8. Reelected: CARLOS HENRIQUE AGUIAR RODRIGUES CATRAIO, Portuguese citizen, married, businessman, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 9th floor, bearer of the Identity Card RG N. 12,649,542-7-SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 572,448,987-20; 6.9. Reelected: CARLOS HENRIQUE TONON XIMENES DE MELO, Brazilian citizen, married, lawyer, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 1375, 8th floor, bearer of the Identity Card RG N. 17.199.961-SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 003.866.850-53; 6.10 Reelected: CLAUDIO CORACINI, Brazilian citizen, married, engineer, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 7th floor, bearer of Identity Card RG N. 6,998,962/SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 673,443,138-04; 6.11. Reelected: EDUARDO FRANCISCO DE CASTRO, Brazilian citizen, married, engineer, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 2nd floor, bearer of Identity Card RG N. 05,861,064-3/IFP-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 834,968,407-06; 6.12. Reelected: EDUARDO MASSET LACOMBE, Brazilian citizen, married, businessman, domiciled in the city of Rio de Janeiro, State of Rio de Janeiro, at Rua da Quitanda, 69, 5th floor, bearer of Identity Card RG N. 1,914,854-3/IFP-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 017,940,867-49; 6.13. Reelected: FRANCISCO DE ASSIS CREMA, Brazilian citizen, married, economist, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 18th floor, bearer of Identity Card RG N. 4,132,770-6-SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 076,986,238-15; 6.14 Reelected: HUMBERTO PADULA FILHO, Brazilian citizen, married, bank worker, domiciled in the city of Rio de Janeiro, State of Rio de Janeiro, at Rua da Quitanda, 69, 5th floor, bearer of Identity Card RG N. 05,725,245-4/IFP-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 567,839,819-91; 6.15. Reelected: IVO LUIZ DE SÁ FREIRE VIEITAS JUNIOR, Brazilian citizen, married, engineer, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 21st floor, bearer of Identity Card RG N. 05,346,062-2-IFP-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 789,938,907-06; 6.16. Reelected: JOÃO ANTONIO CAMARGO, Brazilian citizen, married, bank worker, domiciled in the city of Rio de Janeiro, State of Rio de Janeiro, at Rua do Ouvidor, 91, 5th floor, bearer of Identity Card RG N. 1,775,661/SSP-PR and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 495,550,308-04; 6.17. Reelected: JORGE LUIZ CARDOSO VIANA, Brazilian citizen, married, bank worker, domiciled in the city of São Paulo, State of São Paulo, at Ave. Paulista, 1337, 7th floor, bearer of Identity Card RG N. 8,901,209-0/SSP-PR and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 202,390,410-20; 6.18. Reelected: JOSÉ FERNANDO TRITA, Brazilian citizen, married, engineer, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 14th floor, bearer of Identity Card RG N. 4,567,677/SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 022,474,898-00; 6.19. Reelected: JOSÉ RAMON DO AMARAL GOMEZ, Brazilian citizen, married, advertiser, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 2nd floor, bearer of Identity Card RG N. 16,540,919-SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 104,437,238-93; 6.20. Reelected: LUIS TADEU MANTOVANI SASSI, Brazilian citizen, married, economist, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 2nd floor, bearer of the Identity Card RG N. 7,801,922/SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 016,082,558-08; 6.21. Reelected: LUIZ MAURICIO LAMENZA DE MORAES JARDIM, Brazilian citizen, married, bank worker, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 8th floor, bearer of Identity Card RG N. 04,511,435-2/IFP-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 777,590,607-34; 6.22. Reelected: MARCEL ANTONIO BAUMGARTNER, Brazilian citizen, married, bank worker, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 17th floor, bearer of Identity Card RG N. 13,605,568/SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 038,304,818-45; 6.23. Reelected: MARCELO DA SILVA MITRI, Brazilian citizen, married, bank worker, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 2nd floor, bearer of Identity Card RG N. 5,023,613,697/SJS-RS and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 361,217,890-34; 6.24. Reelected: MARCELO FELBERG, Brazilian citizen, married, bank worker, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 18th floor, bearer of Identity Card RG N. 004,492,881-0-IFP-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 708,271,337-15; 6.25. Elected: MARCELO LUIS ORTICELLI, Brazilian citizen, married, businessman, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 13th floor, bearer of Identity Card RG N. 12,993,534-SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 040,509,508-20; 6.26 Reelected: MARCIA MARIA FREITAS DE AGUIAR, Brazilian citizen, single, lawyer, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 3rd floor, bearer of Identity Card RG N. 28,972,389-9/SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 951,718,947-87; 6.27. Reelected: MARCO ANTONIO DO COUTO, Brazilian citizen, married, bank worker, domiciled in the city of São Paulo, State of São Paulo, at Av. Paulista, 1.337, 7th floor, bearer of Identity Card RG N. 2,697,028-IFP-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 298,777,507-59; 6.28 Reelected: MARCOS ALBERTO DA SILVA GOMES, Brazilian citizen, judicially separated, bank worker, domiciled in the city of Belo Horizonte, State of Minas Gerais, at Av. Cristovão Colombo, 485, 8th floor, bearer of Identity Card RG N. MG-79,864/SSP-MG and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 009,416,976-49; 6.29. Reelected: MARCOS BRAGA DAINESI, Brazilian citizen, married, engineer, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 17th floor, bearer of Identity Card RG N. 10,202,309/SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 748,104,137-72; 6.30. Reelected: MARCOS CAVALCANTE DE OLIVEIRA, Brazilian citizen, married, lawyer, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 5th floor, bearer of Identity Card N. 42,908-OAB-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 466,424,397-91; 6.31. Reelected: NILTON SÉRGIO SILVEIRA CARVALHO, Brazilian citizen, married, engineer, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 14th floor, bearer of Identity Card RG N. 8,559,290/SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 801,611,898-49; 6.32. Reelected: PAULO MEIRELLES DE OLIVEIRA SANTOS, Brazilian citizen, married, bank worker, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 6th floor, bearer of Identity Card RG N. 03,687,791-8/IFP-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 628,763,177-53; 6.33. Reelected: REINALDO PEREIRA DA COSTA RIOS, Brazilian citizen, married, economist, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 8th floor, bearer of Identity Card RG N. 13,000,725/SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 029,837,578-89; 6.34. Reelected: RICARDO AMAND, Brazilian citizen, married, businessman, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 2nd floor, bearer of the Identity Card RG N. 11,605,865/SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 022,232,628-05; 6.35. Reelected: RICARDO COUTINHO, Brazilian citizen, married, bank worker, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 2nd floor, bearer of the Identity Card RG N. 12,915,162-2/SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 040,432,888-16; 6.36. Reelected: RICARDO STERN, Brazilian citizen, married, businessman, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 18th floor, bearer of the Identity Card RG N. 6.951.830-0-SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 082.386.318-23; 6.37. Reelected: ROGÉRIO DE MOURA ESTEVÃO JUNIOR, Brazilian citizen, married, engineer, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 11th floor, bearer of the Identity Card RG N. 05,251,076-5-IFP-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 824,142,207-59; 6.38. Reelected: ROGÉRIO VASCONCELOS COSTA, Brazilian citizen, married, bank worker, domiciled in the city of Belo Horizonte, State of Minas Gerais, at Av. Cristovão Colombo, 485, 10th floor, bearer of Identity Card RG N. 19,294,696/SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 111,766,598-47; 6.39. Reelected: ROMILDO GONÇALVES VALENTE, Brazilian citizen, married, engineer, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 10th floor, bearer of Identity Card of the Ministry of Army N. 014,764,463-7/SIE and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 846,381,47-49; 6.40. Reelected: RUBEM ROLLEMBERG HENRIQUES, Brazilian citizen, divorced, businessman and systems analyst, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 2nd floor, bearer of Identity Card RG N. 04,171,438-7/IFP-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 553,644,207-44; 6.41. Reelected: RUBENS DOS REIS CAVALIERI, Brazilian citizen, married, engineer, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 18th floor, bearer of Identity Card RG N. 04,846,834-2/IFP-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 847,722,397-15; 6.42. Reelected: SANDRA CRISTINA MARTINELLI SILVA CAHIZA, Brazilian citizen, married, advertiser, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 11th floor, bearer of Identity Card RG N. MG-1,690,942/SSP-MG and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 074,189,768-79; 6.43. Reelected: SÉRGIO LUIZ DOBARRIO DE PAIVA, Brazilian citizen, married, businessman, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 5th floor, bearer of Identity Card RG N. 3,948,286-SSP-SP MG and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 727,314,788-53; 6.44. Reelected: TARCISIO DO NASCIMENTO, Brazilian citizen, single, businessman, domiciled in the city of Rio de Janeiro, State of Rio de Janeiro, at Rua do Ouvidor, 91, 5th floor, bearer of the Identity Card RG N. 2R-540,518/SSI-SC and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 219,048,049-34; 7. DEPUTY OFFICERS: 7.1. Elected: ANDREA ALVIM GENOVESI, Brazilian citizen, married, graduated in mathematics, domiciled in the city of Curitiba, State of Paraná, at Rua Marechal Deodoro, 421 , upper floor, bearer of Identity Card RG N. 18,993,943-6-SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 070,201,648-97; 7.2. Reelected: ANTONIO JOSÉ CASTRO COSTA, Portuguese citizen, married, bank worker, domiciled in the city of Belo Horizonte, State of Minas Gerais, at Av. Cristovão Colombo, 485, 10th floor, bearer of Identity Card for Foreigners RNE N. W330777-C-SE/DPMAF/DPF and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 109,292,157-53; 7.3. Elected: ANTONIO JOSÉ ROCHA DE ALMEIDA, Brazilian citizen, married, engineer, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 17th floor, bearer of Identity Card RG N. 9,070,666-SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 034,249,048-64; 7.4. Reelected: ANTONIO MASSAHARU SUENAGA, Brazilian citizen, married, businessman, domiciled in the city of São Paulo, State of São Paulo, at Rua da Quitanda, 157, 7th floor, bearer of Identity Card RG N. 6,349,996-4/SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 006,458,678-29; 7.5. Elected: CARLOS EDUARDO DE ALMEIDA SANTOS, Brazilian citizen, married, bank worker, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 16th floor, bearer of Identity Card RG N. 100,115,8979-SSP-RS and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 186,682,914-91; 7.6. Reelected: CARLOS ELDER MACIEL DE AQUINO, Brazilian citizen, married, bank worker, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 12th floor, bearer of Identity Card RG N 1,807,320-SSP-PE and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 226,993,094-00; 7.7. Reelected: CARLOS ERNESTO GOMES MEDEIROS, Brazilian citizen, married, engineer, domiciled in the city of São Paulo, State of São Paulo, at Rua da Quitanda, 157, 7th floor, bearer of Identity Card RG N. 07,380,499-9/IFP-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 996,598,677-00; 7.8. Reelected: CLAUDIA LEITE SILVA, Brazilian citizen, judicially separated, engineer, domiciled in the city of Campinas, State of São Paulo, at Rua General Osório, 1041, 5th floor, bearer of Identity Card RG N. 32,977,304-5/SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 955,234,807-20; 7.9 Reelected: CLAUDIA POLITANSKI, Brazilian citizen, married, lawyer, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 3rd floor, bearer of Identity Card RG N. 16,633,770-5/SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 132,874,158-32; 7.10. Reelected: DANILO JOSÉ SOARES KAHIL, Brazilian citizen, married, businessman, domiciled in the city of São Paulo, State of São Paulo, at Rua da Quitanda, 157, 7th floor, bearer of Identity Card RG N. 8,862,124-8/SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 708,807,788-49 7.11. Reelected: EDUARDO CORSETTI, Brazilian citizen, married, economist, domiciled in the city of Rio de Janeiro, State of Rio de Janeiro, at Rua da Quitanda, 69, 3rd floor, bearer of Identity Card RG N. 9,948,937-5/SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 118,455,578-83; 7.12. Reelected: FERNANDO BARÇANTE TOSTES MALTA, Brazilian citizen, divorced, systems analyst, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 17th floor, bearer of Identity Card RG N. 07.292.860-9-IFP-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 992.648.037-34; 7.13. Reelected: FERNANDO DELLA TORRE CHAGAS, Brazilian citizen, single, businessman, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 7th floor, bearer of Identity Card RG N. 19.355.069-6-SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 162.259.718-40; 7.14 Reelected: FERNANDO OTAVIO RICHTER GUEDES, Brazilian citizen, married, businessman, domiciled in the city of São Paulo, State of São Paulo, at Rua da Quitanda, 157, 7th floor, bearer of Identity Card RG N. 30,389,194-4/SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 425,086,307-72; 7.15. Reelected: HERMES EDUARDO MOREIRA FILHO, Brazilian citizen, married, businessman, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 21st floor, bearer of the Identity Card RG N. 10,275,071-8-IFP-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 802,769,897-91; 7.16. Reelected: IBRAHIM JOSÉ JAHMOUR, Brazilian citizen, divorced, engineer, domiciled in the city of Curitiba, State of Paraná, at Rua Marechal Deodoro, 421, upper floor, bearer of the Identity Card RG N. 1,848,471-4/SSP-PR and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 500,158,269-53; 7.17. Elected: IRENE PONDE BARRETTO HESSES, Brazilian citizen, married, businesswoman, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 2nd floor, bearer of Identity Card RG N. 29,636,671-7-SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 531,462,475-34; 7.18. Reelected: IURI GARCIA ZACHARIAS, Brazilian citizen, married, economist, domiciled in the city of Rio de Janeiro, State of Rio de Janeiro, at Rua do Ouvidor, 91, 5th floor, bearer of Identity Card RG N. 03,539,581-82/SSP-BA and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 423,551,845-34; 7.19. Reelected: JANIO FRANCISCO FERRUGEM GOMES, Brazilian citizen, married, engineer and economist, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 15th floor, bearer of Identity Card RG N. 17,503,576-3/SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 049,401,848-89; 7.20. Reelected: JORGE LUIS MEREGE CORREIA, Brazilian citizen, married, businessman, domiciled in the city of São Paulo, State of São Paulo, at Avenida Eusébio Matoso, 891, 5th floor, bearer of Identity Card RG N. 03,841,220-1/IFP-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 601,380,847-34; 7.21. Reelected: JOSÉ CRISTOVÃO MARTINS, Brazilian citizen, married, engineer, domiciled in the city of São Paulo, State of São Paulo, at Rua João Moreira Salles, 130, Block C, Third Level, bearer of Identity Card RG N. 7,297,283-X/SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 758,344,218-49; 7.22. Reelected: JOSÉ ERALDO RAIMUNDO, Brazilian citizen, judicially separated, philosopher, domiciled in the city of São Paulo, State of São Paulo, at Rua da Quitanda, 157, 7th floor, bearer of Identity Card RG N. 4,149,164/SSP-PE and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 050,879,294-00; 7.23. Reelected: JOSÉ MARIO BELLESSO, Brazilian citizen, married, engineer, domiciled in the city of São Paulo, State of São Paulo, at Rua João Moreira Salles, 130, Block F, Second Level, bearer of Identity Card RG N. 5,372,503/SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 470,914,108-82; 7.24. Reelected: JULIO ALMEIDA GOMES, Brazilian citizen, married, engineer, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 17th floor, bearer of Identity Card N. 388,368 - Aeronautic Ministry (“Ministério da Aeronáutica”)and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 520,995,046-87; 7.25. Reelected: LIGIA MARIA STOPPA DA SILVA, Brazilian citizen, married, businesswoman, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 17th floor, bearer of Identity Card RG N. 4,885,862/SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 765,577,408-06; 7.26. Reelected: LUIZ GONZAGA ARENA JUNIOR, Brazilian citizen, married, engineer, domiciled in the city of São Paulo, State of São Paulo, at Rua João Moreira Salles, 130, Block A, Second Level, bearer of Identity Card RG N. 10,872,082-SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 047,009,448-62; 7.27. Reelected: MANUEL GOMES PEREIRA, Portuguese citizen, married, auditor, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 12th floor, bearer of Identity Card RG N. W408845-T-DPMAF and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 906.357.958-68; 7.28. Reelected: MARCELO ANTONIO MONTES VIEIRA, Brazilian citizen, single, bank worker, domiciled in the city of Brasília, Federal District, at SCRS 503 BL A Suite 65, 1st Floor, bearer of Identity Card RG N. 18,870,470-X/SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 093,209,578-00; 7.29. Reelected: MARCELO ARIEL ROSENHEK, Brazilian citizen, married, engineer, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 7th floor, bearer of Identity Card RG N. 14,230,270/SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 153,132,578-54; 7.30. Elected: MARCELO FIGUEIREDO SALOMON, Brazilian citizen, separated, economist, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 19th floor, bearer of Identity Card RG N. 32,739,395-6-SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 444,021,801-63; 7.31. Reelected: MARCELO TONHAZOLO, Brazilian citizen, married, bank worker, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 11th floor, bearer of Identity Card RG N. 13,444,697/SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 131,482,268-36; 7.32. Reelected: MARCIA KLINKE DOS SANTOS, Brazilian citizen, single, lawyer, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 12th floor, bearer of Identity Card RG N. 9,341,151-0/SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 037,333,268-81; 7.33. Reelected: MARCIANA EMILIA BARBOSA, Brazilian citizen, single, bank worker, domiciled in the city of Recife, State of Pernambuco, at Av. Conselheiro Aguiar, 3670, 1st floor, bearer of Identity Card RG N. 5,898,258-9/SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 573,301,908-53; 7.34. Reelected: MARCOS EDUARDO BUCKTON DE ALMEIDA, Brazilian citizen, married, mechanical engineer, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 11th floor, bearer of Identity Card RG N. 04,518,691-3/IFP-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 610,768,137-04; 7.35. Reelected: MARCOS RIMOLI PRÓSPERO, Brazilian citizen, married, economist, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 13th floor, bearer of Identity Card RG N. 12,857,904-SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 050,111,508-01; 7.36. Elected: MARCOS SILVA MASSUKADO, Brazilian citizen, married, businessman, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 2nd floor, bearer of Identity Card RG N. 15,709,683-X-SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 144,101,198-69; 7.37. Reelected: MARIA CÉLIA FURLANI DE MENDONÇA CAMARGO, Brazilian citizen, judicially separated, bank worker, domiciled in the city of Salvador, State of Bahia, at Av. Antonio Carlos Magalhães, 585, upper floor, bearer of Identity Card RG N. 04,047,711-9/IFP-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 430,048,737-53; 7.38. Reelected: MARIA ELIENE DALVI, Brazilian citizen, single, bank worker, domiciled in the city of Rio de Janeiro, State of Rio de Janeiro, at Rua do Ouvidor, 91, 5th floor, bearer of Identity Card RG N. 806,710/SSP-ES and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 948,069,007-10; 7.39. Reelected: MARTIN IPERUS RUYTER HERCULES, Brazilian citizen, single, businessman, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 20th floor, bearer of Identity Card RG N. 25,351,514-2/SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 317,802,428-08; 7.40. Reelected: NICOLAS ALFREDO WSEVOLOJSKOY, Belgian citizen, married, businessman, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 11th floor, bearer of Identity Card for Foreigners RNE N. W65,9900-Z-SE/DPMAF/DPF and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 212,974,298-00; 7.41. Reelected: RAQUEL BREIDENBACH LANGHANZ, Brazilian citizen, married, bank worker, domiciled in the city of Ribeirão Preto, State of São Paulo, at Rua General Osório, 550, 1st floor, bearer of Identity Card RG N. 6,050,530,581/SJTC-RS and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 613,037,550-68; 7.42. Reelected: RICARDO DOS SANTOS ANDRADE, Brazilian citizen, single, lawyer, domiciled in the city of São Paulo, State of São Paulo, at Rua Direita, 250, 30th floor, bearer of Identity Card RG N. 9,496,850/SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 013,110,468-36; 7.43. Reelected: RICARDO FANTAUZZI, Brazilian citizen, , judicially separated, businessman, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 12th floor, bearer of Identity Card RG N. 4.650.467-9-SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 531.972.088-20; 7.44. Reelected: RODOLPHO LUPATELLI JUNIOR, Brazilian citizen, married, bank worker, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 17th floor, bearer of Identity Card RG N. 7.200.263-SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 882.537.678-20; 7.45. Reelected: ROGÉRIO CLÁUDIO BACELAR SCOFANO, Brazilian citizen, single, engineer, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 2nd floor, bearer of Identity Card CREA-RJ N. 46,408-D and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 409,981,347-91; 7.46. Reelected: SÉRGIO GOLDMAN, Brazilian citizen, married, engineer, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 19th floor, bearer of Identity Card RG N. 3.133.345-SSP-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 890.392.117-87; 7.47. Elected: SILVIO JOSÉ FONSECA DE CARVALHO, Brazilian citizen, , judicially separated, bank worker, domiciled in the city of São Paulo, State of São Paulo, at Rua Direita, 250, 27th floor, bearer of Identity Card RG N. 06.654.930-4-IFP-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 852.718.707-82; 7.48. Reelected: THOMAS TUPPY, Brazilian citizen, married, engineer, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 14th floor, bearer of Identity Card RG N. 8,786,677/SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 063,985,628-44; 7.49. Reelected: VALERIA SALOMÃO GARCIA, Brazilian citizen, single, economist, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 5th floor, bearer of Identity Card RG N. 18.692.472-0-SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 153.612.588-14; 7.50. Reelected: VITTÓRIO ROBERTO GIUSEPPE GUAGLIANONE, Brazilian citizen, married, bank worker, domiciled in the city of São Paulo, State of São Paulo, at Rua da Quitanda, 157, 7th floor, bearer of Identity Card RG N. 6.421.237-3-SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 873.780.868-00; 7.51. Reelected: WALDEMAR DE OLIVEIRA BATTIFERRO JUNIOR, Brazilian citizen, married, bank worker, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 6th floor, bearer of Identity Card RG N. 16.112.047-SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 134.856.808-93.

4.

Pursuant to item “j” of Article 16 of the Company’s By-laws, this Board has decided to appoint as responsible by the below mentioned departments, the following members of the Board of Officers, as set forth below:

JOÃO DIONÍSIO AMOÊDO
Executive Vice-President responsible by the operational and administrative management of the activities regarding the Wholesale Banking Group, the companies and the investment, comprising the treasury, the abroad premises and the national and abroad distribution;

MARCIO DE ANDRADE SCHETTINI
Executive Vice-President responsible by the operational and administrative management of the activities regarding the Retail Banking Group, comprising the net of branch and other premises, as well as all further activities of the commercial bank and the excise’s companies;

JOSÉ CASTRO ARAÚJO RUDGE Vice-President responsible by the insurance and pension fund departments, being therefore appointed to the post of President Officer of Unibanco AIG Seguros S.A.;

CESAR SIZENANDO SILVA
Vice-President responsible by the assets’ management department, being therefore appointed to the post of President Officer and Director of Unibanco Asset Management - Banco de Investimento S.A.

GERALDO TRAVAGLIA FILHO Vice-President responsible by the planing, controlling, accounting and systems management departments;

ADALBERTO DE MORAES SCHETTERT Vice-President responsible by the planing and efficiency departments;

JOSÉ LUCAS FERREIRA DE MELO Executive Officer responsible by the Auditing, Legal, Compliance Legal and Institutional Relationships departments;

DANIEL LUIZ GLEIZER Executive Officer responsible by the risk management and the macroeconomic research departments;

MARCELO ORTICELLI Officer responsible by the human resources department.

5.

In compliance with the rules enacted by the Governmental bodies in charge of the inspection and regulation to which this company is subjected, this Board has decided to indicate as responsible by the below mentioned departments the following members of the Board of Officers:

ARMANDO ZARA POMPEU Officer incumbent of the Deposit Accounts – Rules (“Resoluções”) N. 2025/1993 and 2078/194 and “Circular” N. 452/1994; and Officer incumbent of the Commercial Portfolio;

CARLOS HENRIQUE AGUIAR RODRIGUES CATRAIO Officer incumbent of Exchange Transactions – Rule (“Resolução”) N. 1620/1989; and Officer incumbent of the Rural Credit Transactions.

DANIEL LUIZ GLEIZER
Officer incumbent of the Internal Control System – Rule (“Resolução”) N. 2554/1998; and
Officer incumbent of the Risk Management – Rules (“Resolução”) N. 2692/2000 and “Circular” N. 2972/2000.

GERALDO TRAVAGLIA FILHO Officer incumbent of the Register – “UNICAD” System Information – Rule (“Circular”) N. 3165/2002.

JOÃO DIONÍSIO AMOÊDO
Officer incumbent of the Committed Transactions – Rule (“Resolução”) N. 2950/2002;
Officer incumbent of the Own Fixed Rate Portfolio; and
Officer incumbent of the Own Shares Portfolio.

MARCELO ARIEL ROSENHEK Substitute of the Officer incumbent of the Relation with Investors.

MÁRCIA KLINKE DOS SANTOS Officer incumbent of Money Laundry Prevention (Law N. 9631/1998) - Rule (“Circular”) N. 2852/1998.

MARCOS EDUARDO BUCKTON DE ALMEIDA
Officer incumbent of the Management of the Investment Funds ruled by the Central Bank of Brazil; and
Officer incumbent for the Management of the Investment Funds and by the Securities and Stocks Portfolios ruled by the Brazil Stock Exchange Commission (“CVM”).

NEY FERRAZ DIAS
Officer incumbent of the Accounting and Auditing Department – Rules ("Resoluções”) N. 2267/1996 and 2771/2000 and “Circular” N. 2676/1996; and
Officer incumbent of the Relation with Investors

NILTON SÉRGIO SILVEIRA CARVALHO
Officer incumbent of rendering services of book-entry shares;
Officer incumbent of rendering services of Certificates Issuing Agent; and
Officer incumbent for the rendering of services of book-entry debentures.

ORESTES ALVES DE ALMEIDA PRADO Officer incumbent of Risk Department in the Wholesale Banking Group – Rule (“Circular”) N.2977/2000.

REINALDO PEREIRA DA COSTA RIOS
Officer incumbent of Swap Transactions – Rule (“Resolução”) N. 2873/2001;
Officer incumbent of Liquidity Risk Control – Rule (“Resolução”) N. 2804/2000; and
Officer incumbent of the Restructuring of the Brazilian Payments System “SBP” – Rule (“Circular”) N. 3032/2001.

ROBERTO LAMY Officer incumbent of Risk Department in the Retail Banking Group.

ROGÉRIO CARVALHO BRAGA Officer incumbent of Real State Credit Portfolio.

SERGIO ZAPPA Officer incumbent of Investment Portfolio.

VALDERY FROTA DE ALBUQUERQUE Officer incumbent of the Management of the Credit, Financing and Investment Portfolio.

6.

Considering the terms of the paragraph 2nd of Article 20 of UNIBANCO’s By-laws, it is hereby set forth that the Executive President shall decide, whenever any member of the Board of Officers completes 58 (fifty eight) years old, about the convenience of such Officer’s reelection, provided that the maximum limit of 60 (sixty) years old set forth in the By-laws be observed.

São Paulo, April 30, 2004. Authorized Signatures: Gabriel Jorge Ferreira, Pedro Moreira Salles, Israel Vainboim e Pedro Sampaio Malan. This minute is a revised copy of the original transcribed in the proper Corporate Book.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 13, 2004

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Chief Financial Officer

By:	/s/ Fernando Barreira Sotelino & Joaquim Francisco de Castro Neto
Fernando Barreira Sotelino & Joaquim Francisco de Castro Neto
Chief Executive Officers

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.